[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

October 23, 2017

VIA HAND DELIVERY AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	John Reynolds
Suying Li
Rufus Decker
Jonathan Burr
James Lopez

Re:	NRE Delaware, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted September 8, 2017
CIK No. 0001690680

Ladies and Gentlemen:

On behalf of our client, Newmark Group, Inc. (f/k/a NRE Delaware, Inc.) (the “Company”), we are publicly filing herewith a Registration Statement on Form S-1 (the “Public Filing”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in its letter, dated October 5, 2017, with respect to the above-referenced Amendment No. 2 to the Draft Registration Statement on Form S-1 (the “Registration Statement”).

Five courtesy copies of the Public Filing marked to show changes to the Registration Statement are being sent to the Staff under separate cover.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Public Filing. All references to page numbers in these responses are to the pages of the Public Filing.

U.S. Securities and Exchange Commission

October 23, 2017

General

1.	We have referred your response to comment 4 of our December 23, 2016 letter to the Division of Investment Management. The Division of Investment Management is reviewing your response. We may have further comment.

Response: The Company respectfully acknowledges the Staff’s comment. In response to telephonic discussions with the Staff of the Division of Investment Management, the Company has revised pages 45, 60 and 153 of the Public Filing.

JOBS Act, page 11

2.	We note your statement that you are an emerging growth company and that you expect your 2017 revenues to be in excess of $1.07 billion. However, it appears that for the year ended December 31, 2016 your revenues exceeded $1 billion. Please revise here and elsewhere to clarify, if true, that you no longer qualify as an emerging growth company and explain when you believe you will stop providing “certain reduced public company reporting.”

Response: The Company respectfully notes that the Commission increased the total annual gross revenues threshold for emerging growth companies from $1.0 billion to $1.07 billion, effective April 12, 2017. Accordingly, pursuant to Rule 405 promulgated under the U.S. Securities Act of 1933, as amended, an issuer qualifies as an emerging growth company if it had total annual gross revenues of less than $1.07 billion during its most recently completed fiscal year. The Company’s total annual gross revenues during its most recently completed fiscal year—which is fiscal year 2016—were less than $1.07 billion. Accordingly, the Company qualifies as an emerging growth company.

The Company expects that its total annual gross revenues for 2017 will exceed $1.07 billion. Assuming this is the case, if the Company’s initial public offering is completed in fiscal year 2017, the Company would cease to qualify as an emerging growth company on January 1, 2018, at which time the Company would no longer be eligible for the “reduced public company reporting” relief afforded to an emerging growth company. If the Company’s initial public offering is not completed in fiscal year 2017, the Company would cease to qualify as an emerging growth company in accordance with Question 3 of the Division of Corporation Finance’s Generally Applicable Questions on Title I of the Jumpstart Our Business Startup Act (revised on December 21, 2015), which provides that if a company ceases to qualify as an emerging growth company after it submits a draft registration statement or publicly files a registration statement—for example, since the initial submission date, a fiscal year has been completed with revenues over $1 billion (which threshold, as noted above, was subsequently increased to $1.07 billion)—the company will continue to be treated as an emerging growth company until the earlier of the date on which the issuer consummates its initial public offering or the end of the one-year period beginning on the date the company ceased to be an emerging growth company. Accordingly, if the Company’s initial public offering is not completed in fiscal year 2017, the Company would cease to qualify as an emerging growth company on the earlier of the date on which the Company consummates its initial public offering or January 1, 2019, at which time the Company will no longer be eligible for the “reduced public company reporting” relief afforded to an emerging growth company.

U.S. Securities and Exchange Commission

October 23, 2017

In response to the Staff’s comment, the Company has revised the front cover and pages 17 and 55 of the Public Filing to clarify the foregoing.

Management’s Discussion and Analysis

Contractual Obligations and Commitments, pages 90 and 109

3.	Please revise to include all known contractual obligations specified in Item 303(a)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised pages 101 and 121 of the Public Filing.

Compensation Discussion and Analysis, page 143

4.	We note your revised disclosure and response to comment 6. You refer to “‘performance-based’ compensation,” state that a significant portion of compensation “should continue to be linked to the achievement of business goals” and state that plan awards may be based on “financial performance measures.” Please clarify whether any performance goals or targets had been set for the 2016 fiscal year and identify any such metrics. Currently it appears the compensation committee considered earnings performance and other business goals in determining bonuses but did not set any specific goals or targets to be met.

Response: In response to the Staff’s comment, the Company has revised pages 166 and 167 of the Public Filing to clarify the disclosure.

For the 2016 fiscal year, the Compensation Committee (the “Compensation Committee”) of the Board of Directors of BGC Partners, Inc., the parent company of the Company (“BGC Partners”), established specific performance goals under the BGC Incentive Plan, such that if BGC Partners achieved one or more of such goals, participants in the BGC Incentive Plan, including Howard Lutnick, would be eligible to earn an annual bonus of up to $25 million (the maximum value allowed for each individual pursuant to the terms of the BGC Incentive Plan). Following the achievement of one or more of those specific goals, the Compensation Committee exercised its negative discretion in determining the amount of the bonus actually paid to Mr. Lutnick. The performance goals established by the Compensation Committee for fiscal year 2016 are described on page 166 of the Public Filing, and included the following: (i) BGC Partners’ achievement of any operating profits or distributable earnings for 2016, as calculated on substantially the same basis as set forth in BGC Partners’ earnings press release for the 2015 fiscal year, or (ii) BGC Partners’ achievement of any improvement or percentage growth in gross revenue or total transaction volumes for any product for 2016 as compared to 2015 over any of its peer group members or industry measures, as reported in BGC Partners’ earnings press release

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October 23, 2017

for the 2016 fiscal year, in each case calculated on substantially the same basis as set forth in BGC Partners’ earnings press release for the 2015 fiscal year and compared to the most recently available peer group information or industry measures.

As described on page 167 of the Public Filing, Barry Gosin and James Ficarro did not participate in the BGC Incentive Plan during the 2016 fiscal year. Although Mr. Lutnick considered the performance of BGC Partners and each such executive in determining the amount of such executive’s fiscal year 2016 bonus, the Compensation Committee did not set specific performance goals or targets for Messrs. Gosin and Ficarro.

Newmark Knight Frank Combined Financial Statements Notes to Combined Financial Statements

Note 9. Related Party Transactions

Loans, Forgivable Loans and Other Receivables from Employees and Partners, pages F-28 and F-56

5.	We note the loans and receivables balance roll forward schedule provided in your response to comment 8. The compensation expense amounts for fiscal years 2016 and 2015, and the six months ended June 30, 2017 presented in the balance roll forward do not appear to be consistent with your disclosure of compensation expense for the employee loans on pages F-29 and F-56. Please reconcile these differences. In addition, you explain that the increase in compensation and employee benefits expense in 2016 was partially offset by a $27.7 million decrease related to the estimated recovery of employee loans on page 85. Please reconcile this impact to the compensation and employee benefits expense in 2016 and to the amounts presented in the loans and receivables balance roll forward schedule.

Response: In response to the Staff’s comment, the Company has provided a revised loans and receivables roll forward and related explanations included below:

Balance at January 1, 2015	$59,280	(1)
New loans and cash advances	91,888
Compensation and employee benefits	(48,580	) (3)
Compensation: allocation of net income	(5,633	) (2)
Cash repayments	(7,426)
Interest	1,450
Loan balances forgiven	(198)

Balance at December 31, 2015	$90,781
New loans and cash advances	126,266
Compensation and employee benefits	(24,173	) (3)
Compensation: allocation of net income	(5,859	) (2)
Cash repayments	(7,908)

U.S. Securities and Exchange Commission

October 23, 2017

Interest	3,358
Loan balances forgiven	(551)

Balance at December 31, 2016	$181,914
New loans and cash advances	25,333
Compensation and employee benefits	(3,049	) (3)
Compensation: allocation of net income	(7,408	) (2)
Cash repayments	(3,842)
Interest	1,830
Loan balances forgiven	(201)

Balance at June 30, 3017	$194,577

(1) In the Company’s previously submitted roll-forward, the Company had included a balance sheet re-class adjustment within the compensation expense line item that should have been reflected in the January 1, 2015 opening balance. There is no impact to the financial statements as it was correctly accounted for and reflected in the financial statements as filed. The Company has made the appropriate adjustment to this revised roll-forward.

(2) In the Company’s previously submitted roll-forward, the Company had included both the compensatory distributions (i.e., allocation of net income) that pay down the outstanding loan and the estimate of expected outstanding loan forgiveness as compensation and employee benefits as they are both recognized as different components of total compensation expense on the Company’s statement of operations. The disclosures of compensation expense included on pages F-29 and F-56 of the Public Filing relate specifically to the Cash Advances (“Cash ADs”) and expected loan forgiveness. The distributions or allocation of income is disclosed and discussed elsewhere in the footnotes to the Company’s financial statements included in the Public Filing. The Company has broken this detail out for the revised roll-forward so that it now reconciles as requested by the Staff. Please see (3) below.

(3) These numbers agree to the Company’s disclosures of compensation expense related to employee loans included on pages F-29 and F-56 of the Public Filing.

In response to the Staff’s question about page 85 of the Registration Statement, the overall year-over-year comparative increase in compensation expense was partially offset by a year-over-year decrease in compensation expense as it relates to the Company’s Cash ADs and Employee Forgivable Loans. The year-over-year change that the Company discusses on page 96 of the Public Filing is that decrease of $24.4 million. The Company has revised page 96 of the Public Filing to clarify this disclosure.

U.S. Securities and Exchange Commission

October 23, 2017

Berkeley Point Financial LLC Financial Statements

Independent Auditor’s Report, page F-63

6.	Please make arrangements with Berkeley Point’s auditors for them to revise their report to:

•	Reference standards of the Public Company Accounting Oversight Board (United States), rather than just their auditing standards, if true, and

•	Provide the city and state where the report was issued. Refer to Rule 2-02(a)(3) of Regulation S-X.

Response: In response to the Staff’s comments, the report of Berkeley Point’s auditors set forth on page F-63 of the Public Filing has been revised.

Newmark Knight Frank (including Berkeley Point) Combined Financial

Statements Independent Auditor’s Report, page F-111

7.	The principal auditor’s report states that other auditors audited 61% of total assets in 2016. Please make arrangements with your auditors for them to tell us how they determined they met the requirements to serve as principal auditor for 2016. Refer to PCAOB AS 1205.

Response: In response to the Staff’s comment, Ernst & Young LLP (“EY”) has furnished the Company with the following response:

In evaluating its ability to act as the principal auditor for the Company and issue an audit report on the combined financial statements of the Company for the two years ended December 31, 2016, in accordance with AS 1205.02, EY considered:

•	the relative materiality and importance of the portion of the consolidated financial statements audited by EY compared to the portions audited by other auditors; and

•	the extent of EY’s knowledge of the Company’s business and its financial statements and EY’s involvement and contact with management of the Company.

U.S. Securities and Exchange Commission

October 23, 2017

EY’s analysis of these two considerations is as follows:

1.	In determining if EY may serve as the principal auditor of the Company, EY assessed the relative materiality and importance of the portion of the consolidated financial statements (i.e., the legacy business of Newmark Knight Frank) audited by EY compared to the portions of the consolidated financial statements (i.e., the legacy business of Berkeley Point) audited by other auditors, which included an analysis of the percentages of total assets, total equity, total revenue and total pre-tax income in the tables below as of and for the years ended December 31, 2015, and 2016:

Accounting Metric	EY	Other Auditors	EY Audit Coverage
2015
Total Assets	$857,052,000	$800,875,000	52%
Total Equity	$449,433,000	$354,601,000	56%
Revenue	$997,267,000	$201,812,000	83%
Pre-tax Income	$67,535,000	$57,258,000	54%
2016
Total Assets	$995,491,000	$1,539,199,000	39%
Total Equity	$503,981,000	$479,802,000	51%
Revenue	$1,055,964,000	$293,077,000	78%
Pre-tax Income	$45,295,000	$125,281,000	27%

There is no definitive metric that should be used when determining principal auditor, and EY allocated greater weight to total equity and total revenue for this analysis. EY’s determination of the metrics (total equity and total revenue) that were most important was based on the following analysis:

•	Pre-tax income is not a comparable measure because due to its compensation structure, Newmark Knight Frank generally has operated with lower US GAAP pre-tax income than Berkeley Point. Berkeley Point has a different compensation structure that results in higher US GAAP pre-tax income. As a result, EY determined revenue is more reflective than pre-tax net income with respect to the relative size of the operations audited by EY as compared to other auditors.

•	EY’s belief that revenue is the most important metric focused on by readers of the financial statements of the Company, since this metric has been the focus of BGC Partners’ earnings press releases and within the Company’s MD&A.

•	Berkeley Point’s total assets are primarily comprised of loans held for sale and therefore fluctuate significantly with the timing of loan sales, as evidenced in the tables above. Loans held for sale by Berkeley Point are typically sold within 45 days from the date that the loans are funded. As a result, EY determined other measures including total equity are more reflective than the total assets with respect to the relative size of the operations audited by EY as compared to those audited by other auditors.

U.S. Securities and Exchange Commission

October 23, 2017

•	Since the Company has significant debt financing, EY believes total equity to be a more important key metric that is reflective of the relative size of the operations audited by EY as compared to those audited by other auditors, as total equity is a focus of lenders.

•	In further assessing the relative size of the operations audited by EY as compared to those audited by other auditors, EY considered the portion of combined expenses generated by, and the number of combined brokers supporting, Newmark Knight Frank. For both of these metrics in 2016, Newmark Knight Frank comprised the large majority, as it accounted for 86% of combined expenses and 96% of combined brokers. EY determined this disparity in expenses and brokers was also relevant in determining the relative size of the operations audited by EY as compared to those audited by other auditors.

EY also considered that all of the executive officers of the Company are from Newmark Knight Frank and that one of the key drivers of performance for investors is Newmark Knight Frank’s revenue growth. The executive officers spend the majority of their time focusing on the Newmark Knight Frank businesses. Berkeley Point was acquired as a complementary product offering viewed by the executive management team as an enhancement to future Newmark Knight Frank growth.

2.

EY assessed the extent of its knowledge of the Company’s business and the financial statements and its involvement and contact with management of Newmark Knight Frank and Berkeley Point. For the years ended December 31, 2015 and 2016, EY was the auditor for Newmark Knight Frank, while KPMG was the auditor for Berkeley Point. In June 2017, EY was appointed as the auditor for Berkeley Point for the year ended December 31, 2017. As a result, with respect to the unaudited interim financial information for the six-month period ended June 30, 2017 included in the Public Filing, EY performed PCAOB AS 4105 reviews on the results of Newmark Knight Frank, Berkeley Point, and the Company as a whole. EY has been appointed, and will act as sole auditor for, the Company for the year ended December 31, 2017. Additionally, for the years ended December 31, 2015 and 2016, EY issued audit reports for BGC Partners as principal auditor which also references the work of other auditors for Berkeley Point. As the Company is presently one of two reporting segments of BGC Partners, the percentage of assets covered by other auditors with respect to BGC Partners is significantly less than 50%. EY also considered that it has been Cantor’s auditor since 2008, and Cantor was and continues to be the controlling shareholder of BGC Partners (and thus indirectly controls both Berkeley Point and Newmark Knight Frank). EY has developed extensive knowledge of Cantor’s businesses and overall financial statements through the performance of its previous audits of Cantor. Further, Berkeley Point has been included in Cantor’s consolidated financial statements since the year ended December 31, 2014, during which period EY has issued audit reports while referencing KPMG as other auditors with respect to

U.S. Securities and Exchange Commission

October 23, 2017

Berkeley Point. Additionally, EY has extensive involvement with the management of Cantor, meeting throughout the course of the audit and with executive management on a quarterly basis. Those meetings have historically included discussions of the Berkeley Point business, results, risks and accounting.

Based on the foregoing, EY concluded that it possesses the appropriate knowledge of the Company’s business and financial statements to serve as principal auditor of the Company.

Exhibits, page II-5

8.	We note your response to comment 9 and reissue the comment in part. On page 133 you disclose that your “cross-selling efforts with Knight Frank will lead to continued growth” and that expansion of your international operations may be subject to contractual restrictions. It is still unclear why you believe the agreement with Knight Frank should not be filed as an exhibit. Please provide further analysis as to why you believe the agreement is not material under Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully submits that the revenue that the Company derived from its agreement (the “Knight Frank Agreement”) with Knight Frank LLP (“Knight Frank”) was less than 1% of its total revenue for each of the full fiscal year ended December 31, 2016 and the six months ended June 30, 2017. Although the Company believes that its cross-selling effort with Knight Frank is one of the factors that contributes to its continued growth, the Company does not believe that it is a material driver of revenue for the Company, as demonstrated by the de minimis percentage of revenue attributable to the Knight Frank Agreement during the previously cited periods. In addition, as noted in the Company’s response letter submitted to the Staff on September 8, 2017, the Knight Frank Agreement is scheduled to expire on December 31, 2017. The Company and Knight Frank are currently discussing an extension of the Knight Frank Agreement predicated on the parties’ ability to terminate on short notice, but the Company and Knight Frank have not yet reached a definitive agreement with respect to an extension. The Company does not believe that the expiration or extension of the Knight Frank Agreement would have a material impact on the Company’s business, financial condition or results of operations. Accordingly, the Company respectfully submits that the Knight Frank Agreement is not a “material contract” pursuant to Item 601(b)(10) of Regulation S-K.

9.	Please advise us if you will be a party to the revolving and term loan agreements in connection with the Berkeley Point acquisition.

Response: In connection with the separation and prior to the closing of the offering, the Company will assume from BGC Partners a term loan that has an outstanding principal balance of approximately $575 million. The Company has not yet determined whether it will assume from BGC Partners the revolving credit facility. Please see

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October 23, 2017

page 10 of the Public Filing for additional detail regarding the assumption of the term loan. The Company has filed the credit agreement governing the term loan as Exhibit 10.17 to the Public Filing.

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394, or my colleague Raaj Narayan at (212) 403-1349, or, at Morgan, Lewis & Bockius LLP, Christopher T. Jensen at (212) 309-6134 or his colleague George G. Yearsich at (202) 739-5255.

Very truly yours,

/s/ David K. Lam
David K. Lam

cc:	James R. Ficarro, Chief Operating Officer

                   Newmark Group, Inc. (f/k/a NRE Delaware, Inc.)

        Stephen M. Merkel, Executive Vice President, General Counsel and Secretary

                   BGC Partners, Inc.